SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.
                                   FORM U-6B-2
                           Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. ss.250.20, P. 36,652] or U-47 [Reg. ss.250.47, P. 36,620]
adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: Young Gas Storage Company Limited (the "Company")


This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. ss.250.48, P. 36,621].

1.  Type of the security or securities: Credit Agreement

2.  Issue, renewal or guaranty: Issue

3.  Principal amount of each security: $30,700,000

4.  Rate of interest per annum of each security: LIBOR plus the following spread:
        3/26/99 - 3/25/02  0.875%
        3/26/02 - 3/25/05  1.000%
        3/26/05 - 3/25/07  1.125%
        3/26/07 - 3/25/09  1.250%
        3/26/09 - 3/31/14  2.000%

5.  Date of issue, renewal or guaranty of each security: March 26, 1999

6.  If renewal of security, give date of original issue: Not applicable.

7.  Date of maturity of each security: March 31, 2014

8.  Name of the person to whom each security was issued, renewed or guaranteed:
    Certain Commercial Lending Institutions as the Lenders and NationsBank, N.A., as the Agent for the Lenders and NationsBanc Montgomery Securities LLC, as Arranger

9.  Collateral given with each security, if any:

The Borrower has entered into (a) a Mortgage, Deed of Trust, Assignment, Security Agreement and Financing Statement from the Borrower to the Public Trustee of the County of Morgan, State of Colorado, as Trustee, for the benefit of NationsBank as collateral Agent for the Lenders, the Agent and any Lender or affiliate of a Lender which is a counterparty of the Borrower pursuant to a hedging agreement with respect to the Loan (such Persons, the "Lender Parties"; such mortgage and deed of trust, as the same may from time to time be amended, supplemented, restated or otherwise modified, the "Mortgage") and (b) an Assignment and Security Agreement in favor of NationsBank as agent for each of the Lender Parties (such agreement, as the same may from time to time be amended, supplemented, restated or otherwise modified, the "Security Agreement").

The General Partners have entered into a Pledge, Security Agreement, Undertaking and Financing Statement in favor of NationsBank as agent for the Lender Parties (such agreement, as the same may from time to time be amended, supplemented, restated or otherwise modified, the "Pledge Agreement"), whereby each General Partner pledges its ownership interest in the Borrower.

The Project Manager, Colorado Springs Utilities and Public Service of Colorado
(PSCo) have each executed a Consent and Agreement whereby each has consented to the assignment in the Security Agreement of the Project Documents or its Storage Contract, as the case may be. Each agrees to give the Agent notice and opportunity to cure any default by the Borrower before terminating the relevant contract. Each of Colorado Springs Utilities and PSCo agrees that it will not terminate its firm Storage Contract for the entire remaining term (which termination would relieve Colorado Springs Utilities or PSCo, as the case may be, of its responsibility for payments pursuant to its Storage Contract) without the consent of the Required Lenders. The Project Manager agrees that upon transfer of its rights and obligations pursuant to the Construction and Operating Agreement to a financially and operationally capable affiliate, as permitted by the Construction and Operating Agreement, or upon any merger, purchase or consolidation, the successor entity will assume the rights and obligations of the Project Manager in writing. The Project Manager also agrees that it will not otherwise withdraw as Project Manager or assign its rights and obligations under the Operational Balance Agreement without the consent of the Required Lenders.

10. Consideration received for each security: $30,700,000

11. Application of proceeds of each security: Net proceeds used to refinance construction loan.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
    Section 6(a) because of:
    a) the provisions contained in the first sentence of Section 6(b):
                  Not applicable
    b) the provisions contained in the fourth sentence of Section 6(b):
                  Not applicable
    c) the provisions contained in any rule of the commission other than Rule
       U-48:      Yes

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of
    Section 6(b).
                  Not applicable.
14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
                  Not applicable.
15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss.250.48,
    P. 36,621] designate the rule under which exemption is claimed.
                  Rule 52(b)

                                    Young Gas Storage Company Limited




                                    By:  /s/ Kelly J. Krattenmaker
                                          Kelly J. Krattenmaker
                                          Member, Management Committee

Date: June 2, 1999